UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                             Sentra Consulting Corp.
                             -----------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                   81731G 10-0
                                   -----------
                                 (CUSIP Number)

                                 Philip Septimus
                             Sentra Consulting Corp.
                          466 Central Avenue, Suite 200
                              Cedarhurst, NY 11516
                                 (516) 301-3939
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 28, 2007
                                  -------------
             (Date of Event Which Requires Filing of this Statement)


    If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------- ----------------------------------------------------------------------
           NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
1          Philip Septimus
--------- ----------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                    (a) [_]
                    (b) [_]
--------- ----------------------------------------------------------------------
3          SEC USE ONLY
--------- ----------------------------------------------------------------------
4          SOURCE OF FUNDS (See Instructions)
           PF
--------- ----------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          USA
--------------------------------- ----- ----------------------------------------
               7     SOLE VOTING POWER
Number of            250,000 shares of common stock
Shares        ----- ------------------------------------------------------------
Beneficially   8     SHARED VOTING POWER
Owned By                 -0-
Each          ----- ------------------------------------------------------------
Reporting      9     SOLE DISPOSITIVE POWER
Person               250,000 shares of common stock
With          ----- ------------------------------------------------------------
              10     SHARED DISPOSITIVE POWER
                     -0-
--------- ----------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           250,000 of common stock
--------- ----------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------- ----------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           8% (based on 3,125,000 shares of common stock issued and outstanding as of June 28, 2007)
--------- ----------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           IN
--------- ----------------------------------------------------------------------

--------- ----------------------------------------------------------------------
           NAME OF REPORTING PERSON
1          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Bonnie Septimus
--------- ----------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                    (a) [_]
                    (b) [_]
--------- ----------------------------------------------------------------------
3          SEC USE ONLY
--------- ----------------------------------------------------------------------
4          SOURCE OF FUNDS (See Instructions)
           PF
--------- ----------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
--------------------------------- ----- ----------------------------------------
               7     SOLE VOTING POWER
Number of            750,000 shares of common stock
Shares        ----- ------------------------------------------------------------
Beneficially   8     SHARED VOTING POWER
Owned By             -0-
Each          ----- ------------------------------------------------------------
Reporting      9     SOLE DISPOSITIVE POWER
Person               750,000 shares of common stock
With          ----- ------------------------------------------------------------
              10     SHARED DISPOSITIVE POWER
                     -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          750,000 shares of common stock
--------- ----------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------- ----------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           24% (based on 3,125,000 shares of common stock issued and outstanding as of June 28, 2007)
--------- ----------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           IN
--------- ----------------------------------------------------------------------

--------- ----------------------------------------------------------------------
           NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
1          Abigail Septimus
--------- ----------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                    (a) [_]
                    (b) [_]
--------- ----------------------------------------------------------------------
3          SEC USE ONLY
--------- ----------------------------------------------------------------------
4          SOURCE OF FUNDS (See Instructions)
           PF
--------- ----------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------- ----------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           USA
--------- ----------------------------------------------------------------------
                 7     SOLE VOTING POWER
                       250,000 shares of common stock
Number of       ----- ----------------------------------------------------------
Shares           8     SHARED VOTING POWER
Beneficially           -0-
Owned By        ----- ----------------------------------------------------------
Each             9     SOLE DISPOSITIVE POWER
Reporting              250,000 shares of common stock
Person          ----- ----------------------------------------------------------
With            10     SHARED DISPOSITIVE POWER
                       -0-
--------- ----------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           250,000 of common stock
--------- ----------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------- ----------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           8% (based on 3,125,000 shares of common stock issued and outstanding as of June 28, 2007)
--------- ----------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           IN
--------- ----------------------------------------------------------------------

--------- ----------------------------------------------------------------------
           NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
1          Aliza Septimus
--------- ----------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                    (a) [_]
                    (b) [_]
--------- ----------------------------------------------------------------------
3          SEC USE ONLY
--------- ----------------------------------------------------------------------
 4         SOURCE OF FUNDS (See Instructions)
           PF
--------- ----------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          USA
--------------------------------- ----- ----------------------------------------
                   7     SOLE VOTING POWER
                         250,000 shares of common stock
Number of         ----- --------------------------------------------------------
Shares             8     SHARED VOTING POWER
Beneficially             -0-
Owned By          ----- --------------------------------------------------------
Each               9     SOLE DISPOSITIVE POWER
Reporting                250,000 shares of common stock
Person            ----- --------------------------------------------------------
With              10     SHARED DISPOSITIVE POWER
                         -0-
--------- ----------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           250,000 of common stock
--------- ----------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------- ----------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           8% (based on 3,125,000 shares of common stock issued and outstanding as of June 28, 2007)
--------- ----------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           IN
--------- ----------------------------------------------------------------------

--------- ----------------------------------------------------------------------
           NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
1          Chana Septimus
--------- ----------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                    (a) [_]
                    (b) [_]
--------- ----------------------------------------------------------------------
3          SEC USE ONLY
--------- ----------------------------------------------------------------------
 4         SOURCE OF FUNDS (See Instructions)
           PF
--------- ----------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------- ----------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           USA
--------------------------------- ----- ----------------------------------------
                   7     SOLE VOTING POWER
                         250,000 shares of common stock
Number of         ----- --------------------------------------------------------
Shares             8     SHARED VOTING POWER
Beneficially             -0-
Owned By          ----- --------------------------------------------------------
Each               9     SOLE DISPOSITIVE POWER
Reporting                250,000 shares of common stock
Person            ----- --------------------------------------------------------
With              10     SHARED DISPOSITIVE POWER
                         -0-
--------- ----------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           250,000 of common stock
--------- ----------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------- ----------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           8% (based on 3,125,000 shares of common stock issued and outstanding as of June 28, 2007)
--------- ----------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           IN
--------- ----------------------------------------------------------------------

--------- ----------------------------------------------------------------------
           NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
1          Michal Hackel
--------- ----------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                    (a) [_]
                    (b) [_]
--------- ----------------------------------------------------------------------
3          SEC USE ONLY
--------- ----------------------------------------------------------------------
4          SOURCE OF FUNDS (See Instructions)
           PF
--------- ----------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------- ----------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           USA
--------------------------------- ----- ----------------------------------------
                   7     SOLE VOTING POWER
                         250,000 shares of common stock
Number of         ----- --------------------------------------------------------
Shares             8     SHARED VOTING POWER
Beneficially             -0-
Owned By          ----- --------------------------------------------------------
Each               9     SOLE DISPOSITIVE POWER
Reporting                250,000 shares of common stock
Person            ----- --------------------------------------------------------
With              10     SHARED DISPOSITIVE POWER
                         -0-
--------- ----------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           250,000 of common stock
--------- ----------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------- ----------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           8% (based on 3,125,000 shares of common stock issued and outstanding as of June 28, 2007)
--------- ----------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           IN
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
           NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
1          Talia Septimus
--------- ----------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                    (a) [_]
                    (b) [_]
--------- ----------------------------------------------------------------------
3          SEC USE ONLY
--------- ----------------------------------------------------------------------
4          SOURCE OF FUNDS (See Instructions)
           PF
--------- ----------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------- ----------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           USA
--------------------------------- ----- ----------------------------------------
                   7     SOLE VOTING POWER
                         250,000 shares of common stock
Number of         ----- --------------------------------------------------------
Shares             8     SHARED VOTING POWER
Beneficially             -0-
Owned By          ----- --------------------------------------------------------
Each               9     SOLE DISPOSITIVE POWER
Reporting                250,000 shares of common stock
Person            ----- --------------------------------------------------------
With              10     SHARED DISPOSITIVE POWER
                         -0-
--------- ----------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           250,000 of common stock
--------- ----------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------- ----------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           8% (based on 3,125,000 shares of common stock issued and outstanding as of June 28, 2007)
--------- ----------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           IN
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
           NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
1          Zvi Septimus
--------- ----------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                    (a) [_]
                    (b) [_]
--------- ----------------------------------------------------------------------
3          SEC USE ONLY
--------- ----------------------------------------------------------------------
4          SOURCE OF FUNDS (See Instructions)
           PF
--------- ----------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------- ----------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           USA
--------------------------------- ----- ----------------------------------------
                   7     SOLE VOTING POWER
                         250,000 shares of common stock
Number of         ----- --------------------------------------------------------
Shares             8     SHARED VOTING POWER
Beneficially             -0-
Owned By          ----- --------------------------------------------------------
Each               9     SOLE DISPOSITIVE POWER
Reporting                250,000 shares of common stock
Person            ----- --------------------------------------------------------
With              10     SHARED DISPOSITIVE POWER
                         -0-
--------- ----------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           250,000 of common stock
--------- ----------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------- ----------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           8% (based on 3,125,000 shares of common stock issued and outstanding as of June 28, 2007)
--------- ----------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           IN
--------- ----------------------------------------------------------------------

Item 1. Security and Issuer

Security:   Common Stock, $.001 par value

Issuer:     Sentra Consulting Corp. (the "Issuer")
            466 Central Avenue, Suite 200
            Cedarhurst, NY 11516

Item 2.     Identity and Background.

      (a) This statement is being filed jointly by the following persons: Philip Septimus is the Issuer's President and a Director; Bonnie Septimus the Issuer's Treasurer, Secretary and a Director; Abigail Septimus; Aliza Septimus; Chana Septimus; Michal Hackel; Talia Septimus; and Zvi Septimus. Unless an individual reporting person is referred to by name, Philip Septimus, Bonnie Septimus, Abigail Septimus, Aliza Septimus, Chana Septimus, Michal Hackel, Talia Septimus and Zvi Septimus are each and collectively referred to as the "Reporting Persons".

      (b) The residence or business address of each of the Reporting Persons is c/o Sentra Consulting Corp. 466 Central Avenue, Suite 200, Cedarhurst, NY 11516.

      (c) (i) The present principal occupation of Philip Septimus is real estate management. The name, principal business, and address of the organization in which such employment is conducted are as follows: Mass Construction, 210 W.70th St., Suite #1003 New York, NY 10023.

      (ii) The present principal occupation of Bonnie Septimus is manager/principal. The name, principal business, and address of the organization in which such employment is conducted are as follows: Hirth Real Estate, 210 W.70th St., Suite #1003 New York, NY 10023.

      (iii) The present principal occupation of Abigail Septimus is student. The name, principal business, and address of the organization in which such employment is conducted are as follows: c/o Sentra Consulting Corp., 466 Central Avenue, Suite 200, Cedarhurst, NY 11516.

      (iv) The present principal occupation of Aliza Septimus is psychologist. The name, principal business, and address of the organization in which such employment is conducted are as follows: 553 Willow Avenue, 2nd Floor, Cedarhurst, NY 11516.

      (v) The present principal occupation of Chana Septimus is photographer. The name, principal business, and address of the organization in which such employment is conducted are as follows: 210 W.70th St., Suite #903 New York, NY 10023.

      (vi) The present principal occupation of Michal Hackel is unemployed. The name, principal business, and address of the organization in which such employment is conducted are as follows: c/o Sentra Consulting Corp., 466 Central Avenue, Suite 200, Cedarhurst, NY 11516.

      (vii) The present principal occupation of Talia Septimus is student. The name, principal business, and address of the organization in which such employment is conducted are as follows: c/o Sentra Consulting Corp., 466 Central Avenue, Suite 200, Cedarhurst, NY 11516.

      (viii) The present principal occupation of Zvi Septimus is student. The name, principal business, and address of the organization in which such employment is conducted are as follows: c/o Sentra Consulting Corp., 466 Central Avenue, Suite 200, Cedarhurst, NY 11516.

      (d) Each of the Reporting Persons are citizens of the United States.

      (e) During the last five years, no person listed in (a) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (f) During the last five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction nor has any of them been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

      On July 6, 2006, each Reporting Person paid to the Issuer a cash amount equal to $0.01 per share for the purchase of the shares of common stock reported herein. Such amounts were paid from the Reporting Person's personal funds.

Item 4. Purpose of Transaction

      The Reporting Persons acquired the shares of common stock reported herein for investment purposes. None of the Reporting Persons has any present plans or proposals which would result or relate to any of the transactions described in subparagraphs (a) through (j) of Section 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

      (a) The Issuer has 3,125,00 issued and outstanding shares of common stock on June 28, 2007. Philip Septimus owns 250,000 shares (representing 8%) of the issued and outstanding common stock of the Issuer. Bonnie Septimus owns 750,000 shares (representing 24%) of the issued and outstanding shares of the Issuer. Abigail Septimus owns 250,000 shares (representing 8%) of the issued and outstanding shares of the Issuer. Aliza Septimus owns 250,000 shares (representing 8%) of the issued and outstanding shares of the Issuer. Chana Septimus owns 250,000 shares (representing 8%) of the issued and outstanding shares of the Issuer. Michal Hackel owns 250,000 shares (representing 8%) of the issued and outstanding shares of the Issuer. Talia Septimus owns 250,000 shares (representing 8%) of the issued and outstanding shares of the Issuer. Zvi Septimus owns 250,000 shares (representing 8%) of the issued and outstanding shares of the Issuer.

      (b) Philip Septimus, Bonnie Septimus, Abigail Septimus, Aliza Septimus, Chana Septimus, Michal Hackel, Talia Septimus and Zvi Septimus each has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of their respective shares reported above in this Item 5.

      (c) Other than the acquisition of their respective shares reported herein, Philip Septimus, Bonnie Septimus, Abigail Septimus, Aliza Septimus, Chana Septimus, Michal Hackel, Talia Septimus and Zvi Septimus have not effected any transactions in the shares of the Issuer during the past 60 days.

      (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, their respective shares reported above in this Item 5.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Philip Septimus is the Issuer's President and Director. Bonnie Septimus, the Issuer's Treasurer, Secretary and a Director. Philip Septimus, Abigail Septimus, Aliza Septimus, Chana Septimus, Michal Hackel, Talia Septimus, and Zvi Septimus are siblings and are the children of Bonnie Septimus.

      Other than the relationships among the Reporting Persons described above, there are no contracts, arrangements, understandings or other relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

99.1    Joint Filing Agreement between the Reporting Persons dated July 8, 2007.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 8, 2007

                                                     /s/ Philip Septimus
                                                     ---------------------------
                                                     Name:    Philip Septimus

                                                     /s/ Bonnie Septimus
                                                     ---------------------------
                                                     Name:    Bonnie Septimus

                                                     /s/ Abigail Septimus
                                                     ---------------------------
                                                     Name:    Abigail Septimus

                                                     /s/ Aliza Septimus
                                                     ---------------------------
                                                     Name:    Aliza Septimus

                                                     /s/ Chana Septimus
                                                     ---------------------------
                                                     Name:    Chana Septimus

                                                     /s/ Michal Septimus
                                                     ---------------------------
                                                     Name: Michal Hackel

                                                     /s/ Talia Septimus
                                                     ---------------------------
                                                     Name:    Talia Septimus

                                                     /s/ Zvi Septimus
                                                     ---------------------------
                                                     Name: Zvi Septimus

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                                                    Exhibit 99.1

                             Joint Filing Agreement

         In accordance with Rule 13d-1(k) under the Securities Exchange Act, as amended, the undersigned hereby agree to the joint filing on behalf of each of them on a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.001 per share, of Sentra Consulting Corp. and that this Agreement be included as an Exhibit to such joint filing.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 8th day of July, 2007.


                                                     /s/ Philip Septimus
                                                     ---------------------------
                                                     Name:    Philip Septimus

                                                     /s/ Bonnie Septimus
                                                     ---------------------------
                                                     Name:    Bonnie Septimus

                                                     /s/ Abigail Septimus
                                                     ---------------------------
                                                     Name:    Abigail Septimus

                                                     /s/ Aliza Septimus
                                                     ---------------------------
                                                     Name:    Aliza Septimus

                                                     /s/ Chana Septimus
                                                     ---------------------------
                                                     Name:    Chana Septimus

                                                     /s/ Michal Septimus
                                                     ---------------------------
                                                     Name: Michal Hackel

                                                     /s/ Talia Septimus
                                                     ---------------------------
                                                     Name:    Talia Septimus

                                                     /s/ Zvi Septimus
                                                     ---------------------------
                                                     Name: Zvi Septimus